SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                  SCHEDULE 13D

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                            STARSIGHT TELECAST, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   85568E 10 4
                                 (CUSIP Number)

                            Philippe P. Dauman, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000

                               Sally Suchil, Esq.
                       Spelling Entertainment Group Inc.
                      5700 Wilshire Boulevard - Suite 575
                         Los Angeles, California 90036
                           Telephone: (213) 634-5112
                     (Name, Address and Telephone Number of
                    Persons Authorized to Receive Notices and
                                 Communications)


                                  April 6, 1995
        (Date of Event which Requires Filing of this Statement)

                    ========================================

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box \ \. Check the following box if a fee is being paid with this statement \ \.

CUSIP No. 85568E 10 4

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                SPELLING ENTERTAINMENT INC.
        ----------------------------------------------------------------------
                I.R.S. Identification No. 95-4181647
        ----------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

/  /    (a)-------------------------------------------------------------------
/  /    (b)-------------------------------------------------------------------
           -------------------------------------------------------------------

(3)     SEC Use Only----------------------------------------------------------
        ----------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)-----------------------------------
        ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).---------------------------------------------------------

(6)     Citizenship or Place of Organization    Delaware
                                             ---------------------------------

 Number of        (7)  Sole Voting Power--------------------------------------
 Shares
Beneficially
Owned by          (8)  Shared Voting Power    1,124,176
   Each                                    -----------------------------------
Reporting         (9)  Sole Dispositive Power---------------------------------
  Person         (10)  Shared Dispositive Power      1,124,176
   With                                           ----------------------------
- ---------        -------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                1,124,176
        ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)   5.3%
                                                        ----------------------
(14) Type of Reporting Person (See Instructions)   CO
                                                 -----------------------------

CUSIP No. 85568E 10 4

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
            PVI TRANSMISSION INC.
        ----------------------------------------------------------------------
            I.R.S. Identification No. 13-3740642
        ----------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

/  /   (a)--------------------------------------------------------------------
/  /   (b)--------------------------------------------------------------------
        ----------------------------------------------------------------------

(3)     SEC Use Only----------------------------------------------------------
        ----------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)-----------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)     Citizenship or Place of Organization    Delaware
                                             ---------------------------------

 Number of        (7) Sole Voting Power---------------------------------------
   Shares
Beneficially      (8) Shared Voting Power        4,268,118
 Owned by                                   ----------------------------------
   Each           (9) Sole Dispositive Power----------------------------------
Reporting
  Person         (10) Shared Dispositive Power      4,030,781
   With                                        -------------------------------
- --------         -------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                4,268,118
         ---------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)    Percent of Class Represented by Amount in Row (11)  20.2%
                                                          --------------------

(14)    Type of Reporting Person (See Instructions)   CO
                                                    --------------------------

CUSIP No. 85568E 10 4

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
            SUMNER M. REDSTONE
        ----------------------------------------------------------------------
            S.S. No. ###-##-####
        ----------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

/  /    (a)-------------------------------------------------------------------
/  /    (b)-------------------------------------------------------------------
        ----------------------------------------------------------------------

(3)     SEC Use Only----------------------------------------------------------
        ----------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)-----------------------------------
        ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).---------------------------------------------------------

(6)     Citizenship or Place of Organization    United States
                                             ---------------------------------

- -----------
 Number of        (7)  Sole Voting Power     36,500
   Shares                                 ------------------------------------
Beneficially      (8)  Shared Voting Power    5,392,294
 Owned by                                   ----------------------------------
   Each           (9)  Sole Dispositive Power---------------------------------
Reporting
  Person          (10) Shared Dispositive Power    5,154,957
   With                                         ------------------------------
- ----------        ------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                5,428,794
        ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ----------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  25.7%
                                                        ----------------------
(14)    Type of Reporting Person (See Instructions)   IN
                                                    --------------------------

     This Amendment No. 2 (the "Amendment") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 16, 1993 by Sumner M. Redstone and Viacom International Inc. ("VII"), a wholly owned subsidiary of Viacom Inc. ("Viacom"), as amended by Amendment No. 1 filed with the Commission on December 5, 1994 by Spelling Entertainment Inc. ("Spelling"), a wholly owned subsidiary of Spelling Entertainment Group Inc. ("Spelling Group"), PVI Transmission Inc. ("PVI") and Sumner M. Redstone (as amended, the "13D Statement"), with respect to the shares of common stock, no par value (the "Common Stock"), of StarSight Telecast, Inc., a California corporation (the "Issuer"), with its principal executive offices located at 39650 Liberty Street, Fremont, California 94538.

     Capitalized terms used but not defined herein have the meanings assigned to such terms in the 13D Statement (as amended).

Item 2. Identity and Background.
        -----------------------

     Item 2 of the 13D Statement is hereby amended to update a previously stated stock ownership percentage as follows and to reflect changes in Schedules I and II attached hereto:

     (A) As of April 1, 1995, approximately 77% (including shares issuable upon the exercise of currently exercisable warrants) of the issued and outstanding shares of common stock of Spelling Group were owned by SEGI Holding Corp. ("SEGI"). As previously disclosed, all of the issued and outstanding shares of common stock of SEGI are owned by Blockbuster Pictures Holding Corporation ("Blockbuster Pictures"). All of the issued and outstanding shares of Blockbuster Pictures are owned by Viacom. Accordingly, Viacom is the indirect owner of approximately 77% (including shares issuable upon the exercise of currently exercisable warrants) of the issued and outstanding shares of common stock of Spelling Group and, therefore, Viacom may be considered to be the beneficial owner of the shares of Common Stock owned by Spelling.

     (B) Changes in the business address of PVI are set forth in Schedule I attached hereto and changes in the directors and executive officers of Spelling are set forth in Schedule II attached hereto. Schedules I and II set forth the following information with respect to each such person:

               (i)  name;

               (ii) business address (or residence address where indicated); and

              (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     All of the directors and executive officers of PVI and Spelling are citizens of the United States.

     During the last five years, none of PVI, Spelling, Mr. Redstone nor any person named in ScheduleI or Schedule II attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction.
        --------------------------

     Item 4 of the 13D Statement is hereby amended and supplemented as follows:

     On April 6, 1995, the Issuer accepted the resignation of Ronald Lightstone from its board of directors and elected Thomas E. Dooley to serve as a director on its board of directors.

     Thomas E. Dooley is an executive officer of Viacom and serves as a director of the Issuer on behalf of Spelling.

     Edward D. Horowitz, an executive officer and divisional officer of Viacom, and John W. Goddard, a divisional officer of Viacom, serve as directors of the Issuer on behalf of PVI.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Item 5 of the 13D Statement is hereby amended to update a previously stated stock ownership percentage as follows:

     Through its ownership of approximately 77% (including shares issuable upon the exercise of currently exercisable warrants) of the issued and outstanding shares of common stock of Spelling Group, SEGI may also be considered to be the beneficial owner of the shares of Common Stock beneficially owned by Spelling.


Item 7. Material to Be Filed as Exhibits.
        --------------------------------

99.1 Agreement among Spelling Entertainment Inc., PVI Transmission Inc. and Sumner M. Redstone pursuant to Rule 13d-1(f)(1)(iii).

Signature
- ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


April 28, 1995                             SPELLING ENTERTAINMENT INC.


                                           By:  /s/ Thomas P. Carson
                                             ---------------------------------
                                             Name:  Thomas P. Carson
                                             Title: Executive Vice President




                                           PVI TRANSMISSION INC.


                                           By:  /s/ Mark Rosenthal
                                              --------------------------------
                                              Name:    Mark Rosenthal
                                              Title:   Co-President and
                                                       Secretary



                                              *
                             ---------------------------------------
                                  Sumner M. Redstone, Individually



*By:  /s/ Philippe P. Dauman
    ------------------------------
    Philippe P. Dauman
    Attorney-in-Fact
    under the Limited Power of
    Attorney previously filed

                                  EXHIBIT INDEX


Exhibit No.                Description                    Page No.
- ----------                 -----------                    -------

  99.1          Agreement among Spelling
                Entertainment Inc., PVI
                Transmission Inc. and Sumner
                M. Redstone

                                  Schedule I


                      THE FOLLOWING INDIVIDUALS CONSTITUTE
                  ALL OF THE EXECUTIVE OFFICERS AND DIRECTORS
                            OF PVI TRANSMISSION INC.


                                                                                                  NAME AND ADDRESS OF CORPORATION OR
                                                                                                  OTHER ORGANIZATION IN WHICH
NAME                       BUSINESS OR RESIDENCE ADDRESS     PRINCIPAL OCCUPATION OR EMPLOYMENT   EMPLOYED
- ----                       -----------------------------     ----------------------------------   ---------------------------------
Jeff Wade*                 PVI Transmission Inc.             Co- President of PVI Transmission    PVI Transmission Inc.
                           1633 Broadway                     Inc.; Co-President and Secretary     PVI Sales & Marketing Inc.
                           New York, NY  10019               of PVI Sales & Marketing Inc.;       Showtime Satellite Network Sales &
                                                             President and Treasurer of           Marketing Inc.
                                                             Showtime Satellite Network Sales &   1633 Broadway
                                                             Marketing Inc.                       New York, NY  10019

Mark Rosenthal*            PVI Transmission Inc.             Co-President and Secretary of PVI    PVI Transmission Inc.
                           1515 Broadway                     Transmission Inc.; Co-President      PVI Sales & Marketing Inc.
                           New York, NY  10036               and Treasurer of PVI Sales &         1515 Broadway
                                                             Marketing Inc.                       New York, NY  l0036

Richard Keatinge*          PVI Transmission Inc.             Co-President and Treasurer of PVI    PVI Transmission Inc.
                           1633 Broadway                     Transmission Inc.                    1633 Broadway
                           New York, NY  10019                                                    New York, NY  l0019

- ---------------
*also a director


                                   Schedule II

                      THE FOLLOWING INDIVIDUALS CONSTITUTE
                   ALL OF THE EXECUTIVE OFFICERS AND DIRECTORS
                         OF SPELLING ENTERTAINMENT INC.


                                                                    PRINCIPAL OCCUPATION OR     NAME AND ADDRESS OF CORPORATION OR
NAME                    BUSINESS OR RESIDENCE ADDRESS               OR EMPLOYMENT               OTHER ORGANIZATION IN WHICH EMPLOYED
- ----                    -----------------------------               -----------------------     ----------------------------------

*Steven R. Berrard      Blockbuster Entertainment Group             Chief Executive Officer     Blockbuster Entertainment Group
                        One Blockbuster Plaza                       and President,              One Blockbuster Plaza
                        Ft. Lauderdale, FL  33301-1860              Blockbuster                 Ft. Lauderdale, FL  33301-1860
                                                                    Entertainment Group

*Peter H. Bachmann      Spelling Entertainment Group Inc.           Executive Vice President,   Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Office of the President     5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Spelling Entertainment      Suite 575
                                                                    Group Inc.                  Los Angeles, CA  90036

*Thomas P. Carson
                        Spelling Entertainment Group Inc.           Executive Vice-President,   Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Office of the President,    5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Treasurer and Chief         Suite 575
                                                                    Financial Officer of        Los Angeles, CA  90036
                                                                    Spelling Entertainment
                                                                    Group Inc.

J. Ronald Castell       Blockbuster Entertainment Group             Senior Vice President       Blockbuster Entertainment Group
                        One Blockbuster Plaza                       of Blockbuster              One Blockbuster Plaza
                        Ft. Lauderdale, FL  33301-1860              Entertainment Group         Ft. Lauderdale, FL  33301-1860


Kathleen Coughlan       Spelling Entertainment Group Inc.           Senior Vice President and   Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Corporate Controller of     5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Spelling Entertainment      Suite. 575
                                                                    Group Inc.                  Los Angeles, CA  90036

Mitch Horwits           Spelling Entertainment Group Inc.           Senior Vice President of    Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Spelling Entertainment      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Group Inc.                  Suite. 575
                                                                                                Los Angeles, CA  90036

John Sanders            Spelling Entertainment Group Inc.           Senior Vice President of    Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            Spelling Entertainment      5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Group Inc.                  Suite. 575
                                                                                                Los Angeles, CA  90036

Sally Suchil            Spelling Entertainment Group Inc.           Senior Vice President,      Spelling Entertainment Group Inc.
                        5700 Wilshire Boulevard-Ste. 575            General Counsel and         5700 Wilshire Boulevard
                        Los Angeles, CA  90036                      Secretary of Spelling       Los Angeles, CA  90036
                                                                    Entertainment Group Inc.

 --------------------
*also a director
